July 26, 2019

Brett Whitmire
Chief Financial Officer
DIODES INC /DEL/
4949 Hedgcoxe Road
Plano, Texas 75024

       Re: DIODES INC /DEL/
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           File No. 002-25577

Dear Mr. Whitmire:

       We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter ended March 31, 2019

Note 7 - Segment Information and Net Sales, page 13

1. We note the increased focus on your end markets, namely industrial, consumer, communications, computing and automotive, in your discussion of revenues in
      MD&A as well as in your discussions during the 2019 first quarter earnings call. Please explain to us your conclusion not to provide comparative revenues by end markets as part of your enterprise-wide disclosures pursuant to the guidance in ASC 280-10-50-40, or confirm that you will provide the disclosures in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brett Whitmire
DIODES INC /DEL/
July 26, 2019
Page 2

       You may contact Julie Sherman at (202) 551-3640 or Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671 with any questions.



FirstName LastNameBrett Whitmire                         Sincerely,
Comapany NameDIODES INC /DEL/
                                                         Division of
Corporation Finance
July 26, 2019 Page 2                                     Office of Electronics
and Machinery
FirstName LastName